Exhibit (d)(16)

PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

ROTH INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement is made a part of your Annuity.

Your Annuity is amended at your request so that it may qualify as a Roth Individual Retirement Annuity (“Roth IRA”) under Section 408A of the Internal Revenue Code, as amended (the “Code”). If the terms of this Endorsement conflict with the Annuity (including any schedules, endorsements, riders or amendments that are made a part of your Annuity), the provisions of this Endorsement shall control. This Endorsement contains numerous references to various sections of the Code and Treasury Regulations. Such references are subject to change and this Endorsement will follow the most current guidelines. Capitalized terms are as defined in the Annuity or this Endorsement. Any reference to specific limits, definitions, or tables under the Code or Treasury Regulations shall include any applicable successor or replacement limits, definitions, or tables. We may amend your Annuity or this Endorsement to comply with applicable tax requirements. Your consent to any such changes will be sought only if required by the state in which the Annuity was issued. Should you not consent to such changes, you may not continue the Annuity as a Roth IRA. This Endorsement supersedes any previous Roth IRA Endorsement that may have been provided with your Annuity. Your Annuity and this Endorsement do not constitute a plan document.

Should you exercise the Right to Cancel provision of your Annuity within seven (7) days after you receive your Annuity, you will receive a refund. The refund will be equal to the greater of: (1) a full refund of the Purchase Payment and (2) the current Account Value of the Annuity. After seven (7) days, the terms of your right to cancel will revert back to the terms of the Right to Cancel provision of your Annuity. Please refer to the Right to Cancel provision of your Annuity for additional information.

Exclusive Benefit – The Annuity is established for the exclusive benefit of you and any Beneficiary.

Designated Beneficiary – Designated Beneficiary is any individual designated as a beneficiary by you. This term will be interpreted consistently with Code Section 401(a)(9)(E) and any applicable regulations.

Owner- Except where otherwise indicated or required by law, references to “you” or “your” in this Endorsement shall be understood to mean the IRA Owner or a surviving Spouse who elects to treat the Annuity as his or her own IRA.

Prohibition of Loans – Loans are not available. Any loan provision of your Annuity of which this Endorsement is made a part is hereby deleted.

Code and Other Restrictions:

1.	Restrictions on Designations – The Roth IRA Owner is an individual who is the sole Owner, the Annuitant, and a measuring life. These designations may not be changed except as permitted by law. The Roth IRA Owner may name a Contingent Annuitant only where the Contingent Annuitant is also the Designated Beneficiary.

2.	Nontransferability – This Annuity may not be sold, transferred, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, to any person other than Pruco Life Insurance Company. This Annuity is not transferable. The requirements of this section shall not be deemed to preclude a transfer to a Spouse or former Spouse under a divorce or separation instrument.

3.	Nonforfeitability – Your interest in the Annuity, and that of any Beneficiary following your death, may not be forfeited.

4.	Annuity Option – If you choose an annuity option, it must provide payments that will at least equal the required minimum distributions under the Code (“Minimum Distributions”). The distribution period chosen cannot exceed the periods permitted under the Code and specified in Treasury Regulations sections 1.401(a)(9)-6 and 1.408A-6.
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After the Roth IRA Owner’s death, all payments made under an annuity option providing payments based on joint lives must be made to the surviving measuring life while the surviving measuring life is alive.

Contributions

1.	Maximum Permissible Amount – Except in the case of a qualified rollover contribution (as defined in paragraph (6) below), a recharacterization (as defined in paragraph (7) below), or a non-taxable transfer from an individual retirement plan under Section 7701(a)(37) of the Code, no contribution to the Annuity will be accepted unless it is in cash and the total of such contributions to all your Roth IRAs for a taxable year does not exceed the applicable amount (as defined in paragraph (2) below), or your compensation (as defined in paragraph (9) below), if less, for that taxable year. The contribution described in the previous sentence that may not exceed the lesser of the applicable amount or your compensation is referred to as a “regular contribution.” Contributions may be limited under paragraphs (3), (4), and (5) below. No regular contributions will be accepted from a Designated Beneficiary under an inherited Roth IRA (other than a surviving Spouse that has elected to treat the Annuity as his or her own Roth IRA).

In addition to the amounts described above, an individual may make contributions (if permitted under the contract) that are specifically authorized by statute – such as a repayment of a qualified reservist distribution described in Section 72(t)(2)(G) of the Code during the 2-year period beginning on the day after the end of the active duty period and a repayment of certain plan distributions made on account of a federally declared disaster.

2.	Applicable Amount – The applicable amount is determined below:

(a)	If you are under age 50, the applicable amount is $5,000 for any taxable year beginning in 2008 and years thereafter. After 2008, the $5,000 amount will be adjusted by the Secretary of the Treasury for cost-of-living increases under Section 219(b)(5)(D) of the Code. Such adjustments will be in multiples of $500.

(b)	If you are age 50 or older, the applicable amount under paragraph (a) above is increased by $1,000 for any taxable year beginning in 2006 and years thereafter.

3.	Regular Contribution Limit – If paragraphs (3)(a) and/or (3)(b) below apply, the maximum regular contribution that can be made to all of your Roth IRAs for a taxable year is the smaller amount determined under paragraphs (3)(a) or (3)(b). After 2006, the dollar amounts below will be adjusted by the Secretary of the Treasury for cost-of-living increases under Section 408A(c)(3) of the Code. Such adjustments will be in multiples of $1,000.

(a)	The maximum regular contribution is phased out ratably between certain levels of modified adjusted gross income (“modified AGI,” defined in paragraph (8) below) in accordance with the following table:

Filing Status	Full Contribution	Phase-Out Range Modified AGI	No Contribution
Single or Head of Household	$95,000 or less	Between $95,000 and $110,000	$110,000 or more
Joint Return or Qualifying Widow(er)	$150,000 or less	Between $150,000 and $160,000	$160,000 or more
Married-Separate Return	$0	Between $0 and $10,000	$10,000 or more

If your modified AGI for a taxable year is in the phase-out range, the maximum regular contribution determined under this table for that taxable year is rounded up to the next multiple of $10 and is not reduced below $200.

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(b)	If you make regular contributions to both Roth and nonRoth IRAs for a taxable year, the maximum regular contribution that can be made to all of your Roth IRAs for that taxable year is reduced by the regular contributions made to your nonRoth IRAs for the taxable year.

4.	Qualified Rollover Contribution Limit – A rollover from an eligible retirement plan other than a Roth IRA or a designated Roth account cannot be made to this Roth IRA if, for the year the amount is distributed from the other plan, (a) you are married and file a separate return, (b) you are not married and have modified AGI in excess of $100,000, or (c) you are married and together you and the your Spouse have modified AGI in excess of $100,000. For purposes of the preceding sentence, a husband and wife are not treated as married for a taxable year if they have lived apart at all times during that taxable year and file separate returns for the taxable year. For taxable years beginning after 2009, the limits in this paragraph do not apply to qualified rollover contributions.

5.	SIMPLE IRA Limits –No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to Section 408(p) of the Code. Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer’s SIMPLE IRA plan.

6.	Qualified Rollover Contribution – A “qualified rollover contribution” is a rollover contribution of a distribution from an eligible retirement plan described in Section 402(c)(8)(B) of the Code. If the distribution is from an IRA, the rollover must meet the requirements of Section 408(d)(3) of the Code, except the one-rollover-per year rule of Code Section 408(d)(3)(B) does not apply if the distribution is from a nonRoth IRA. If the distribution is from an eligible retirement plan other than an IRA, the rollover must meet the requirements of Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3), or 457(e)(16) of the Code, as applicable. A qualified rollover contribution also includes (a) and (b) below.

(a)	All or part of a military death gratuity or servicemembers’ group life insurance payment may be contributed if the contribution is made within 1 year of receiving the gratuity or payment. Such contributions are disregarded for purposes of the one-rollover-per-year rule under Section 408(d)(3)(B) of the Code.

(b)	All or part of an airline payment (as defined in § 125 of the Worker, Retiree, and Employer Recovery Act of 2008, Pub. L. 110-458) received by certain airline employees may be contributed if the contribution is made within 180 days of receiving the payment.

7.	Recharacterization – A regular contribution to a nonRoth IRA may be recharacterized pursuant to the rules in Treasury Regulation section 1.408A-5 as a regular contribution to this Roth IRA, subject to the limits in paragraph 3 above.

8.	Modified AGI – For purposes of paragraphs (3) and (4) above, your modified AGI for a taxable year is defined in Section 408A(c)(3) of the Code and does not include any amount included in adjusted gross income as a result of a qualified rollover contribution.

9.	Compensation – For purposes of paragraph (1) above, your compensation is defined as wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in Section 401(c)(2) of the Code (reduced by the deduction the self-employed individual takes for contributions made to a self-employed retirement plan). For purposes of this definition, Section 401(c)(2) of the Code shall be applied as if the term trade or business for purposes of Section 1402 of the Code included service described in subsection (c)(6). Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends) or amounts not includible in gross income (determined without regard to Section 112 of the Code). Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term “compensation” shall include any amount includible in your gross income under Section 71 of the Code with respect to a divorce or separation instrument described in subparagraph (A) of Section 71(b)(2) of the Code if
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executed on or before December 31, 2018. If you are a married individual filing a joint return, the greater compensation of your Spouse is treated as your own compensation, but only to the extent that your Spouse’s compensation is not being used for purposes of your Spouse making an IRA contribution. The term “compensation” also includes any differential wages payments as defined in Section 3401(h)(2) of the Code and any amount which is included in your gross income and paid to you to aid you in the pursuit of graduate or postdoctoral study as described in Section 219(f)(1) of the Code.

10.	Inherited IRA – If this Beneficiary Roth IRA is an inherited IRA within the meaning of Code section 408(d)(3)(C), a contribution must be in the form of a direct rollover from an eligible retirement plan of a deceased employee that is permitted under Code section 402(c)(11), or a direct transfer from an IRA of a deceased individual.

Refund of Contributions – Any refund of contributions (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future contributions or the purchase of additional benefits.

Distributions On or After the Death of the Owner

1.	In General – Post-death required minimum distributions (“Minimum Distributions”) shall be made in accordance with the requirements of Section 408(b)(3) of the Code, as modified by Section 408A(c)(5) of the Code, and the Treasury Regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the interest in the Roth IRA (as determined under paragraph (4)) must satisfy the requirements of Section 408(a)(6) of the Code, as modified by Section 408A(c)(5) of the Code, and the Treasury Regulations thereunder, rather than the distribution rules in paragraphs (2), (3), (4), and (5) below. We calculate Minimum Distributions only with respect to this Annuity. Minimum Distributions may be paid out on a monthly, quarterly, semi-annual or annual basis. Minimum Distributions must be made in intervals of no longer than one year.

Each amount withdrawn as a Minimum Distribution prior to the date annuity payments commence will be taken from your Account Value per your instructions. Your selection may be subject to any investment and/or withdrawal limitations applicable to any benefit or program in which you participate under the Annuity.

No Contingent Deferred Sales Charge is assessed against amounts withdrawn as part of a program designed to distribute Minimum Distributions over your life or life expectancy, but only to the extent of the Minimum Distribution required to be distributed from your Annuity at the time it is taken. The Contingent Deferred Sales Charge may apply to additional amounts withdrawn to meet Minimum Distribution requirements in relation to other retirement programs you may maintain.

Amounts withdrawn as Minimum Distributions prior to the date annuity payments commence are considered to come first from the amounts available as a free withdrawal as of the date of the yearly calculation of the Minimum Distribution amount. Minimum Distributions over that amount to meet the requirements based on your Annuity are not deemed to be a liquidation of Purchase Payments.

You may elect the method in which post-death distributions will be made, so long as it is consistent with the requirements in this Endorsement and applicable tax law. If no choice is made, the Beneficiary may make the election. Except as provided in paragraph (6) below, if no election is made on or before December 31 of the calendar year immediately following the calendar year of your death, the amount to be distributed will be payable immediately thereafter pursuant to paragraph (2)(a)(ii)(B) or (2)(c), whichever applies.

2.	Required Minimum Distributions After Death – Upon your death, your entire interest will be distributed at least as rapidly as follows:

(a)	If you die before the distribution of your entire interest and the beneficiary is a Designated Beneficiary
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(i)	In general. Subject to the exception in the following paragraph (a)(ii) for an eligible designated beneficiary, the entire interest will be distributed (in accordance with applicable federal tax law) by the end of the calendar year containing the tenth anniversary of your death.

(ii)	Exception for eligible designated beneficiaries. If any portion of your interest is payable to (or for the benefit of) an eligible designated beneficiary, such portion will be distributed (in accordance with applicable federal tax law)

(A)	over the life of such eligible designated beneficiary, or over a period not extending beyond the life expectancy of such eligible designated beneficiary, starting no later than the end of the calendar year following the calendar year of your death (or the end of the calendar year in which you would have attained age 72, if later, and the eligible designated beneficiary is your surviving spouse), or

(B)	by the end of the calendar year containing the tenth anniversary of your death.

(iii)	Rules upon death of an eligible designated beneficiary.

(A)	If an eligible designated beneficiary dies before the portion of your interest to which this paragraph (a) applies is entirely distributed, the exception under paragraph (a)(ii)(A) shall not apply to any beneficiary of such eligible designated beneficiary and the remainder of such portion shall be distributed within 10 years after the death of such eligible designated beneficiary.

(B)	If the eligible designated beneficiary is your surviving spouse and the surviving spouse dies before distributions to such spouse under paragraph (a)(ii)(A) begin, this paragraph (a) shall be applied as if the surviving spouse were the Owner.

For this purpose, distributions are considered to commence on the date distributions are required to begin to the surviving spouse under paragraph (a)(ii)(A). However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of Treasury Regulations section 1.401(a)(9)-6, then required distributions are considered to commence on the annuity starting date.

(iv)	If annuity payments commence while you or the Designated Beneficiary is alive, the annuity payments may need to be modified after your death or the death of the Designated Beneficiary, as necessary to comply with this paragraph (a).

(b)	Application of paragraph (a). Except as otherwise provided under applicable federal tax law

(i)	paragraph (a) of this section 2 shall apply to distributions with respect to an Owner who dies after December 31, 2019, and

(ii)	if you die before January 1, 2020, and your Designated Beneficiary dies on or after such date, the entire remaining interest in the Annuity shall be distributed by the end of the calendar year containing the tenth anniversary of such Designated Beneficiary’s death.

(c)	If you die before the distribution of your entire interest and the beneficiary is not a Designated Beneficiary, the remaining interest will be distributed by the end of the calendar year containing the fifth anniversary of your death unless otherwise provided under applicable federal tax law.

(d)	Life expectancy is determined using the Single Life Table in Q&A-1 of section 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving Spouse as the sole Designated Beneficiary, such Spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such Spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the Designated Beneficiary’s age as of his or her birthday in the year following the year of your death and reduced by 1 for each subsequent year. If distributions are being made in the form of an annuity, life expectancy generally will not be recalculated.
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(e)	The Minimum Distributions payable to a Designated Beneficiary from this Roth IRA (other than a distribution made under this contract in the form of annuity) may be withdrawn from another Roth IRA the beneficiary holds from the same decedent in accordance with Q&A-9 of Treasury Regulation section 1.408-8.

(f)	If your surviving Spouse is the sole beneficiary and has an unlimited right to withdraw amounts, such Spouse may elect to treat this Annuity as the Spouse’s own Roth IRA. This election can be made by redesignating the Annuity in the name of the surviving Spouse as the Owner rather than as beneficiary. Alternatively, the surviving Spouse who is eligible to make the election is deemed to have made the election if, at any time, such surviving Spouse makes a contribution to the Roth IRA or fails to take Minimum Distributions as a beneficiary.

(g)	Eligible designated beneficiary.

(i)	The term “eligible designated beneficiary” means, with respect to an Owner, any Designated Beneficiary who is

(A)	the surviving Spouse of the Owner,

(B)	subject to paragraph (g)(ii), a child of the Owner who has not reached majority (within the meaning of Code Section 401(a)(9)(F)),

(C)	disabled (within the meaning of Code Section 72(m)(7)),

(D)	a chronically ill individual (within the meaning of Code Section 7702B(c)(2), except that the requirements of subparagraph (A)(i) thereof shall be treated as met only if there is a certification that, as of such date, the period of inability described in such subparagraph with respect to the individual is an indefinite one which is reasonably expected to be lengthy in nature), or

(E)	an individual not described in any of the preceding clauses of this paragraph (g)(i) who is not more than 10 years younger than the Owner.

The determination of whether a Designated Beneficiary is an eligible designated beneficiary shall be made as of the date of death of the Owner.

(ii)	Special rule for children. Subject to Code Section 401(a)(9)(F), an individual described in paragraph (g)(i)(B) shall cease to be an eligible designated beneficiary as of the date the individual reaches majority and any remainder of the portion of the Owner’s interest to which paragraph (a)(ii)(A) of this section 3 applies shall be distributed within 10 years after such date.

3.	Special rules for annuities – Unless otherwise provided under applicable federal tax law:

(a)	Minimum Distributions in the form of an annuity must satisfy the applicable requirements of Treasury Regulation section 1.401(a)(9)-6, the provisions of which are herein incorporated by reference.

(b)	Annuity payments that are taken as Minimum Distributions from this Annuity must be made in periodic payments and the interval between payments for the annuity must be uniform over the entire distribution period and must not exceed one year.

(c)	Annuity payments that are taken as Minimum Distributions from this Annuity must be nonincreasing or increase only as permitted by Q&A-14 of Treasury Regulation section 1.401(a)(9)-6.
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(d)	If distributions commence after your death in the form of an annuity in accordance with Code Section 401(a)(9)(B)(iii) and (iv), the first payment, which must be made on or before the date determined under A-3(a) or (b) (whichever is applicable) of Treasury Regulation section 1.401(a)(9)-3, must be the payment which is required for one payment interval. Payment intervals are the periods for which payments are received, e.g., monthly, quarterly, semi-annually, or annually.

(e)	If all or a portion of an individual account (including a deferred annuity contract prior to the date the contract is annuitized) is used to purchase an annuity after distributions are required to commence (the date determined under Q&A-3 of Treasury Regulation section 1.401(a)(9)-3), payments under the annuity, and distributions of any remaining account, must be made in accordance with Q&A-1(e) of Treasury Regulation section 1.401(a)(9)-5.

(f)	Prior to the date annuity payments commence, the “entire interest” under an annuity contract is the dollar amount credited to the individual or beneficiary under the contract plus the actuarial present value of any additional benefits (such as survivor benefits in excess of the dollar amount credited to the individual or beneficiary) that will be provided under the contract.

4.	“Interest” Defined – The “interest” in the Roth IRA includes the amount of any outstanding rollover, transfer and recharacterization under Treasury Regulation section 1.408-8, Q&A 7 and Q&A 8 and, prior to the date that annuity payments commence, the actuarial value of any other benefits provided under the Roth IRA, such as guaranteed Death Benefits, unless otherwise provided by applicable federal tax law.

5.	Commencement of Benefits for Surviving Spouses – For purposes of paragraph (2)(a)(ii)(B) above, Minimum Distributions are considered to commence on the date distributions are required to begin to your surviving Spouse under such paragraph. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of Treasury Regulation section 1.401(a)(9)-6 and any applicable IRS rulings and notices, then Minimum Distributions are considered to commence on the annuity starting date.

6.	Surviving Spouse – Taking the Roth IRA as His/Her Own –If the sole Designated Beneficiary is your surviving Spouse, your Spouse may elect to treat the Roth IRA as his or her own Roth IRA provided the Spouse meets the requirements of the terms of the Annuity. Except as may be required by law, all provisions of the Annuity that do not specifically terminate upon your death will then be applied to the Spouse. This election will be deemed to have been made if such surviving Spouse makes a contribution to the Roth IRA or fails to take Minimum Distributions as a Beneficiary.

7.	Inherited Roth IRA – If this Annuity is an inherited Roth IRA, distributions will be made in accordance with the provisions governing distributions upon or after the death of the Owner. If this Annuity is issued in a direct rollover or direct transfer described in paragraph (10) under Contributions, the deceased employee under the eligible retirement plan from which the contribution was rolled over, or the deceased individual under the IRA from which the contribution was transferred, will be treated as the Owner for purposes of applying these provisions. This subsection shall not apply if the surviving Spouse of such deceased employee or individual has elected to treat this Annuity as his or her own Roth IRA.

Annual Reports – We shall furnish annual calendar year reports concerning the status of the Roth IRA and such information concerning required minimum distributions as is prescribed by the Commissioner of Internal Revenue.

PRUCO LIFE INSURANCE COMPANY

[___________________________________]
Secretary

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